

November 7, 2012

Via E-mail
George Blankenbaker
President, Secretary and Treasurer
Stevia Corp.
7117 US 31S
Indianapolis, IN 46227

> **Re:** **Stevia Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 2, 2012**
> **File No. 333-179745**

Dear Mr. Blankenbaker:

We have reviewed your responses to the comments in our letter dated October 26, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Overview, page 1

1. We note your revised disclosure on page 1 regarding the use of your formulated products as feed and fertilizer inputs. Please revise to provide quantitative information regarding such use. For example, please revise to disclose the number and size of farms that are using your products as feed and fertilizer inputs.

Our Business, page 2

2. We note your response to our prior comment 5 that, "[b]ased on the current burn rate, [you do] not currently have sufficient capital to operate." Please revise to disclose the amount of capital you currently have in your treasury.

The Offering, page 4

The Equity Purchase Agreement, page 4

3. We note your response to our prior comment 8 and reissue. Please revise to move the ninth paragraph of this section regarding (1) the amount you will be able to receive, based on recent trading prices, in gross proceeds if you sell all of the put shares covered in this registration statement and (2) the number of shares, based on recent trading prices, that you will have to register in order to be able to receive the remaining balance under the equity purchase agreement to one of the opening paragraphs of this section.

4. We note your disclosure on page 4 that you "believe that Southridge will not agree to any amendment or waiver of any provision in the Equity Purchase Agreement that alters the pricing mechanism or the 9.99% ownership cap which will result in the transaction becoming ineligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation S-K. Please revise to tell us the basis for such belief. For example, tell us whether Southridge has executed an agreement with you stating that it will not waive such provisions. To the extent that it has not executed such agreement, please tell us your basis for determining that this transaction is appropriately characterized as a transaction that is eligible to made on a shelf basis under Rule 415(a)(1)(i) given that it appears that Southridge may waive the pricing mechanism or the cap.

Information with Respect to the Registrant, page 20

Background, page 20

5. We note your response to our prior comment 13 and reissue in part. Pursuant to your joint venture agreement, you must distribute $200,000 per month to the joint venture, and we note your disclosure that in August 2012 you contributed $200,000. Please tell us whether you have contributed $200,000 in the months following August 2012. If you have, it appears that your monthly burn rate may be greater than $95,000. Please revise or advise. In addition, we note that you are only obligated to provide such contributions "subject to the performance of the Joint Venture in terms of its ability to generate revenue and profits and Stevia Asia's financial capabilities." If you have not provided $200,000 to the joint venture since August 2012, please tell us why you have not provided such funds and whether your failure to do so is permissible pursuant to the joint venture agreement.

The Industry and Our Opportunity, page 21

Stevia as a Commercial Product, page 22

6. We note your response to our prior comment 14 and reissue in part. Please revise to disclose quantitative information regarding the results of the tests disclosed in your table on page 22.

7. We note your disclosure on page 22 that after you obtained the rights to product formulations in July 2012, "[you] began testing in Vietnam to obtain government approval of stevia as a commercial product (agricultural use such as fertilizer and animal feed supplement), which has been achieved." Please revise to clarify whether you have achieved the completion of the tests but do not yet have government approval or whether you have also obtained government approval in Vietnam for the agricultural use of stevia.

8. We note your response to our prior comment 15 that you believe that your leaf prices will be more stable and predictable because you entered into a long-term supply contract with

a leaf buyer. Please revise to disclose the duration of this supply contract and briefly describe how the leaf prices are determined under this contract.

Summary Plan of Operation, page 30

9. We note that your table on page 30 does not appear to include the goals and associated timeline and budget of your activities pursuant to your joint venture with Tech-New Bio-Technology. Please revise or advise. In addition, please revise to clarify what you mean by "scale commercial operations" in the last row of your table.

   Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any questions.

                                                      Sincerely,

                                                      /s/ Max A. Webb

                                                      Max A. Webb
                                                      Assistant Director

cc: Via E-mail
        Saxon Peters
        Greenberg Traurig, LLP